UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587 10 7

(CUSIP Number)

Bruce C. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP NO. 651587 10 7	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce C. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 913,339
	8	SHARED VOTING POWER 39,958
	9	SOLE DISPOSITIVE POWER 913,339
	10	SHARED DISPOSITIVE POWER 39,958

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 953,297
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON IN

Explanatory Note: This Amendment No. 8 amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2006 by Bruce C. Gottwald (the “Reporting Person”), as previously amended by Amendment No. 1 thereto filed with the SEC on August 18, 2006, by Amendment No. 2 thereto filed with the SEC on February 16, 2007, by Amendment No. 3 thereto filed with the SEC on May 27, 2008, by Amendment No. 4 thereto filed with the SEC on August 27, 2008, by Amendment No. 5 thereto filed with the SEC on July 8, 2010, by Amendment No. 6 filed with the SEC on July 15, 2014 and by Amendment No. 7 filed with the SEC on October 29, 2021, with respect to shares of common stock, without par value (the “Common Stock”), of NewMarket Corporation (the “Issuer”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Person intends to hold for investment the shares of Common Stock that he beneficially owns and, aside from routine estate planning and family gift transactions, has no present plans to acquire or dispose of, or to cause any other person to acquire or dispose of, shares of Common Stock. The Reporting Person does, however, reserve the right to buy or sell shares of Common Stock from time to time.

Except as indicated above, the Reporting Person has no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D. However, the Reporting Person currently serves on the board of directors of the Issuer and, as a result, may have influence over the corporate activity of the Issuer, including activity which may relate to or result in one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)

As of November 26, 2024, the Reporting Person beneficially owns 953,297 shares of Common Stock, which represents approximately 10.0% of the outstanding shares of Common Stock. This percentage calculation is based on a total number of outstanding shares of Common Stock of 9,577,446 as of November 21, 2024, which number was provided to the Reporting Person by the Issuer.

The number of shares reported as beneficially owned above does not include an aggregate of 1,028,538 (10.7%) shares of Common Stock beneficially owned by the adult sons of the Reporting Person or an aggregate of 309,585 (3.2%) shares of Common Stock beneficially owned by three separate trusts of which each of the adult sons of the Reporting Person and his wife are co-trustees. The Reporting Person and his adult sons have no agreement with respect to the acquisition, retention, disposition or voting of shares of Common Stock.

(b)

The Reporting Person has sole voting and dispositive power with respect to 913,339 of the shares of Common Stock described in Item 5(a) above. The Reporting Person has shared voting and dispositive power with respect to 39,958 of the shares of Common Stock described in Item 5(a) above, which includes 18,731 shares of Common Stock held by the Reporting Person’s wife and 21,227 shares held by a charitable foundation for which the Reporting Person serves as a director. The Reporting Person disclaims beneficial ownership of the shares held by his wife and the charitable foundation.

(c)

On November 26, 2024, a grantor retained annuity trust established by the Reporting Person terminated in accordance with its terms and the 195,429 shares of Common Stock remaining in the trust were transferred to the remaindermen of the trust in accordance with the terms of the trust. The Reporting Person has not engaged in any other transactions in the Common Stock in the past 60 days.

(d)

Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 39,958 shares for which the Reporting Person shares voting and dispositive power as reported under Item 5(b) above. None of these persons, however, have any such interest that relates to more than 5% of the outstanding Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2024	/s/ Bruce C. Gottwald
Bruce C. Gottwald